UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES ACT OF 1934
For the month of October, 2007
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE

Contacts:
David Roy	Tara Humphreys
Investor Relations	Corporate Communications
(781) 902-8033	(353) 1-637 2146
david.roy@iona.com	tara.humphreys@iona.com
IONA ANNOUNCES THIRD QUARTER 2007 RESULTS
DUBLIN, Ireland & WALTHAM, Mass. – October 18, 2007 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced results for the third quarter ended September 30th, 2007.
Revenue for the third quarter 2007 was $24.2 million, representing an increase of 19% year-over-year. On a U.S. generally accepted accounting principles (GAAP) basis, for the third quarter 2007 IONA reported a net income of $3.1 million, or $0.08 per share. Net income for the quarter includes SFAS 123R share-based compensation expense of $1.3 million and amortization of purchased intangible assets of $0.2 million. Excluding SFAS 123R share-based compensation expense and amortization of purchased intangible assets, net income and earnings per share in the third quarter of 2007 were $4.6 million and $0.12 per share. A complete reconciliation between net income and earnings per share on a GAAP basis and on a non-GAAP basis is provided in the financial tables at the end of this press release.
“I am pleased with the 19% overall revenue and 25% license revenue growth coupled with the continued growth of our Artix™ business. Artix license revenue growth was 82%, driven by our Global 2000 customer base in our key verticals, including for example, Citigroup, DZ Bank, Poste Italiane and Nokia,” said Peter Zotto, CEO, IONA Technologies. “CORBA continues to be a significant contributor to our cash and profits with revenue at a better than expected rate of decline of 8%.”
Mr. Zotto continued, “We added enterprise level capabilities to our FUSE™ family of open source SOA products, building upon the already strong brand and technology gained from the LogicBlaze acquisition. FUSE, together with our expanded Artix product line, which now includes industry leading data services and registry/repository capabilities, is providing an expanded customer reach and creating new opportunities for IONA.”
Bob McBride, CFO, IONA, concluded, “We achieved strong operating margins, cash flow, and revenue growth in the quarter. Year to date our cash flow from operations has grown our cash and cash equivalents by $4.8 million to $58.8 million, even after funding two acquisitions earlier this year. Those acquisitions have now been successfully integrated, and our expenses remain under tight control.”

Third Quarter Highlights
•	Total revenue increased 19% year-over-year

•	Artix license revenue increased 82% year-over-year

•	Cash flow from operations was $6.6 M: year to date cash flow was $14.2M

•	Ending cash and marketable securities balance of $58.8 million

•	CORBA revenue above expectation at an 8% year-over-year decline

•	Announced IONA’s FUSE™ open source offerings to positive market reviews, including comments from competitive analysis firm Current Analysis: “IONA’s set of FUSE updates .... further set IONA apart as a unique player within the SOA market.”

•	Achieved Microsoft Gold Certified Partner Status and became a Managed ISV with Microsoft’s U.S. Partner Group, in recognition of IONA’s expertise as a leading provider of distributed SOA solutions to enterprise customers running mission critical applications on Microsoft platforms.
Looking Forward
The company expects total revenue for Q4 2007 to be in the range of $20-$22 million. The company expects total expenses for the fourth quarter 2007, including cost of revenue, operating expenses and the cost of share-based compensation to be in the range of $21.0-$21.5 million. SFAS 123R share-based compensation expense and amortization of purchased intangible assets in the fourth quarter is expected to be approximately $1.5 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s third quarter results. Investors and other interested parties may dial into the call using the toll free number 888-790-1807 or +1-210-839-8792 internationally. This call is being Webcast by CCBN and can be accessed at www.iona.com/investors. The pass code is IONA. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site (www.iona.com/investors) or by calling 866-427-6404 or +1-203-369-0894 internationally until November 16, 2007.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. IONA’s Artix™, an advanced SOA infrastructure suite enables customers to leverage service-oriented architecture to streamline and modernize IT environments. The FUSE™ family of open source distributed SOA infrastructure technology allows customers to take advantage of the economic benefits associated with the use of open source software.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding projected total revenue, total expenses, SFAS 123R share-based compensation expense, and amortization of purchased intangible assets for the fourth quarter of 2007, demand for our products, the adoption of service oriented architectures, future operating performance, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so.
IONA, IONA Technologies, the IONA logo, Orbix, High Performance Integration, Artix, FUSE and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	(Unaudited)		(Unaudited)
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Revenue:
Product revenue	$14,645	$11,713	$30,793	$28,737
Service revenue	9,568	8,612	28,772	26,314

Total revenue	24,213	20,325	59,565	55,051

Cost of revenue:
Cost of product revenue	58	254	333	409
Cost of service revenue	3,782	3,222	11,020	9,854

Total cost of revenue	3,840	3,476	11,353	10,263

Gross profit	20,373	16,849	48,212	44,788

Operating expenses:
Research and development	5,389	3,970	14,904	12,058
Sales and marketing	8,139	8,908	24,273	24,002
General and administrative	3,803	3,209	10,309	8,966
Amortization of purchased intangible assets	202	—	453	—

Total operating expenses	17,533	16,087	49,939	45,026

Income (loss) from operations	2,840	762	(1,727)	(238)

Interest income, net	430	469	1,520	1,296
Net exchange income (loss)	206	(144)	(88)	(293)

Income (loss) before provision for income taxes	3,476	1,087	(295)	765
Provision for income taxes	347	590	636	1,121

Net income (loss)	$3,129	$497	($931)	($356)

Net income (loss) per ordinary share and per ADS
Basic	$0.09	$0.01	($0.03)	($0.01)
Diluted	$0.08	$0.01	($0.03)	($0.01)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	36,448	35,725	36,277	35,574
Diluted	37,184	36,330	36,277	35,574
Certain amounts from prior year periods have been reclassified to conform to the current period presentation.

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands)

	September 30,	December 31,
	2007	2006 (1)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$35,039	$37,569
Restricted cash	200	295
Marketable securities	23,550	16,100
Accounts receivable, net of allowance for doubtful accounts of $406 at September 30, 2007 and $653 at December 31, 2006	9,877	26,484
Prepaid expenses	2,929	1,524
Other assets	324	126

Total current assets	71,919	82,098

Property and equipment, net	2,694	2,859
Goodwill and intangible assets, net	10,348	—
Other non-current assets, net	341	140

Total assets	$85,302	$85,097

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$973	$957
Accrued payroll and related expenses	6,071	7,109
Deferred revenue	14,678	20,351
Other accrued liabilities	12,149	10,912

Total current liabilities	33,871	39,329

Long-term deferred revenue	2,160	976
Other non-current liabilities	654	995

Shareholders’ equity:

Ordinary shares	101	99
Additional paid-in capital	507,798	501,992
Accumulated deficit	(459,225)	(458,294)
Accumulated other comprehensive loss	(57)	—

Total shareholders’ equity	48,617	43,797

Total liabilities and shareholders’ equity	$85,302	$85,097

(1)	The December balance sheet information has been derived from the December 31, 2006 audited consolidated financial statements.

IONA Technologies PLC
Unaudited Reconciliation of Non-GAAP Measures to Comparable GAAP Measures
(U.S. dollars in thousands, except per share data)
We utilize certain non-GAAP financial measures to evaluate our performance and for internal planning and forecasting purposes. We consider these measures important indicators of our success.
We believe the use of non-GAAP measures in addition to GAAP measures is an additional useful method of evaluating our results of operations. These measures should not be considered an alternative to measurements required by United States generally accepted accounting principles (“GAAP”) such as net income (loss) and net income (loss) per share and should not be considered measures of our liquidity. In addition, our non-GAAP financial measures may not be comparable to similar measures reported by other companies.
The following tables reconcile non-GAAP financial measures used in this release to the most comparable GAAP measure for the respective periods.

	Three Months Ended		Nine Months Ended
	(Unaudited)		(Unaudited)
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006
Net income (loss)

GAAP net income (loss)	$3,129	$497	($931)	($356)
Plus:
Share-based compensation	1,290	1,304	4,066	3,987
Amortization of purchased intangible assets	202	—	453	—

Non-GAAP net income	$4,621	$1,801	$3,588	$3,631

Net income (loss) per ordinary share and ADS, diluted

GAAP net income (loss) per	$0.08	$0.01	($0.03)	($0.01)
ordinary share and per ADS, diluted
Plus:
Share-based compensation	0.03	0.04	0.12	0.11
Amortization of purchased intangible assets	0.01	0.00	0.01	0.00

Non -GAAP net income per
ordinary share and per ADS, diluted	$0.12	$0.05	$0.10	$0.10

Shares used in computing diluted Non-GAAP net income per ordinary share and per ADS (in thousands)	37,184	36,330	37,261	35,776

Income (loss) from operations

GAAP income (loss) from operations	$2,840	$762	($1,727)	($238)
Plus:
Share-based compensation	1,290	1,304	4,066	3,987
Amortization of purchased intangible assets	202	—	453	—

Non-GAAP income from operations	$4,332	$2,066	$2,792	$3,749

Operating margin

GAAP operating margin	12%	4%	(3%)	0%
Plus:
Share-based compensation	5%	6%	7%	7%
Amortization of purchased intangible assets	1%	0%	1%	0%

Non-GAAP operating margin	18%	10%	5%	7%

Total expenses

Total Non-GAAP expenses	$19,881	$18,259	$56,773	$51,302
Plus:
Share-based compensation:
Cost of service revenue	160	147	504	442
Research and development	230	292	823	886
Sales and marketing	384	449	1,290	1,337
General and administrative	516	416	1,449	1,322

Total share-based compensation	1,290	1,304	4,066	3,987

Amortization of purchased intangible assets	202	—	453	—

Total GAAP expenses	$21,373	$19,563	$61,292	$55,289

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: October 18, 2007	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer